Exhibit 99.1

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 15, 2017

The Special General Meeting of shareholders of Syneron Medical Ltd., a company organized under the laws of the State of Israel (the “Company”), will be held at the offices of the Company located at the Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Thursday, June 15, 2017 at 3 p.m. Israel local time (or as otherwise adjourned or postponed) (the “Meeting”), for the following purposes:

1.
To approve the merger of the Company with Rendel Amare Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Lupert Ltd., a company formed under the laws of the State of Israel (“Parent”), including the approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Israel Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of April 2, 2017, by and among Parent, Merger Sub and the Company (the “Merger Agreement”); (iii) the consideration to be received by the Company’s shareholders in the Merger, consisting of US $11.00 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes, for each ordinary share held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option that is unexercised immediately prior to the effective time of the Merger, whether vested or unvested, to purchase one ordinary share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without  interest and subject to any withholding obligations; (v) the conversion of each outstanding restricted share unit (“RSU”) that is unsettled immediately prior to the effective time of the Merger, whether vested or unvested, representing the right to receive one ordinary share, including RSUs held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per ordinary share of such RSU, without interest and subject to any withholding obligations; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including directors’ and officers’ liability insurance (all of the above referred to as the “Merger Proposal”).

Shareholders will also be asked to consider any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such Meeting. We currently know of no other business to be transacted at the Meeting, other than as set forth above.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), on Monday, May 8, 2017 will be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, June 22, 2017, at the same time and place.  At such adjourned meeting, the presence of at least one shareholder in person or by proxy will constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment or postponement thereof) where a quorum is present, excluding any Ordinary Shares that are held by Merger Sub, Parent, or any person or entity holding at least 25% of the means of control of either of Merger Sub or Parent, or anyone or any entity acting on behalf of either of Merger Sub, Parent or a person or entity described in the previous clause, including any of their affiliates.

The Merger Proposal and details with respect to the Meeting will be described more fully in a proxy statement that will be sent to Company shareholders as of the record date.  That proxy statement and any certain other relevant materials (when they become available) will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website at http://syneron-candela.com. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE MERGER.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING.

To assure your representation at the Meeting, please mark, sign, date and return the proxy card (to be sent to you separately) no later than 48 hours before the time of the Meeting.  Execution of a proxy card will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person who marks, signs, dates and returns a proxy card will have the right to revoke it at any time before such proxy is exercised at the Meeting. Your proxy cards, if properly executed, will be voted in the manner directed by you. If no direction is made with respect to the Merger Proposal, your proxy will be voted “FOR” such proposal.

By order of the Board of Directors,
Mr. Hugo Goldman
Chief Financial Officer

Yokneam Illit, Israel
 April 10, 2017

If you have any questions, or have any difficulty voting your shares, please contact
Hugo Goldman, Chief Financial Officer at +972 (73) 244-2200.

THIS IS NOTICE ONLY AND
A PROXY STATEMENT WILL BE SENT SEPARATELY